UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*


                               A.P. PHARMA, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   00202J104
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                APRIL 27, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)


------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                     ------------------
CUSIP No.  00202J104                    13G                  Page 2 of 8 Pages
------------------------                                     ------------------


 1.   NAMES OF REPORTING PERSONS

             Great Point Partners, LLC


 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)  [ ]

        (b)  [ ]


 3.   SEC USE ONLY

 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

                              5.   SOLE VOTING POWER

                                                            - 0 -
  NUMBER OF SHARES
                              6.   SHARED VOTING POWER
 BENEFICIALLY OWNED
                                                  1,876,607 (See Item 4)
 BY EACH REPORTING
                              7.   SOLE DISPOSITIVE POWER
    PERSON WITH                                             - 0 -

                              8.   SHARED DISPOSITIVE POWER

                                                   1,876,607 (See Item 4)

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,876,607 (See Item 4)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              7.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 1.   NAMES OF REPORTING PERSONS

              Dr. Jeffrey R. Jay, M.D.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)  [ ]

        (b)  [ ]

 3.   SEC USE ONLY

 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                              5.   SOLE VOTING POWER

                                                            - 0 -

  NUMBER OF SHARES            6.   SHARED VOTING POWER

 BENEFICIALLY OWNED                                1,876,607 (See Item 4)

 BY EACH REPORTING            7.   SOLE DISPOSITIVE POWER

    PERSON WITH                                             - 0 -

                              8.   SHARED DISPOSITIVE POWER

                                                   1,876,607 (See Item 4)

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,876,607 (See Item 4)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              7.5%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN

  ITEM 1.    NAMES OF REPORTING PERSONS

             (a)   Name of Issuer

             A.P. Pharma, Inc. (the "Company").

             (b)   Address of Issuer's Principal Executive Offices

             The Company's principal executive office is located at 123 Saginaw Drive, Redwood City, CA 94063.

  ITEM 2.

             (a)   Name of Person Filing

             This Schedule 13G is being jointly filed by Great Point Partners, LLC ("Great Point") and Dr. Jeffrey R. Jay with respect to the ownership of the shares of Common Stock by Biomedical Value Fund, L.P. ("BMVF") and Biomedical Offshore Value Fund, Ltd. ("BOVF").(1) Dr. Jay and Great Point are referred to in this Schedule G as the "Reporting Persons."

             The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2005, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

             (b)   Address of Principal Business Office, or if none, Residence

             The address of the principal business office of each of the Reporting Persons is 2 Pickwick Plaza, Greenwich, CT 06830.

             (c)   Citizenship

             Great Point is organized as a limited liability company under the laws of the State of Delaware. Dr. Jay is a United States citizen.

             (d)   Title of Class of Securities

             Common Stock, par value $.01 per share.

             (e)   CUSIP Number

             00202J104

----------
(1) Great Point is the investment manager of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Dr. Jeffrey R. Jay, MD as senior managing member of Great Point ("Dr. Jay"), has voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

  ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D.2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable.

             (a) [ ] Broker or dealer registered under Section 15 of the Act (15
                     U.S.C. 78o)

             (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                     78c).

             (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act
                     (15. U.S.C. 78c).

             (d) [ ] Investment Company registered under Section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e) [ ] An investment adviser in accordance with
                     ss.240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

  ITEM 4.    OWNERSHIP

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             1.  GREAT POINT PARTNERS, LLC(2)

             (a) Amount beneficially owned: 1,876,607.

             (b) Percent of class: 7.5%.

             (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote  - 0 -

                   (ii)  Shared power to vote or to direct the vote 1,876,607.

                   (iii) Sole power to dispose or to direct the disposition of
             - 0 -.

                   (iv) Shared power to dispose or to direct the disposition of: 1,876,607.

             1.  DR. JEFFREY R. JAY(2)

             (a) Amount beneficially owned: 1,876,607.

             (b) Percent of class: 7.5%.

             (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote  - 0 -

                   (ii)  Shared power to vote or to direct the vote 1,876,607.

                   (iii) Sole power to dispose or to direct the disposition of
             - 0 -.

                   (iv) Shared power to dispose or to direct the disposition of: 1,876,607.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON:

See response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

----------

(2)   See Note 2.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.    CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Great Point Partners, LLC

                                          By:   /s/ Dr. Jeffrey R. Jay
                                                ------------------------------

                                          Name: Dr. Jeffrey R. Jay
                                                ------------------------------

                                          Its:  Senior Managing Member
                                                ------------------------------

                                          /s/ Dr. Jeffrey R. Jay
                                          ------------------------------------
                                          Dr. Jeffrey R. Jay, Individually

                                                                       Exhibit A


            AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 11, 2005

                                          Great Point Partners, LLC


                                          By:   /s/ Dr. Jeffrey R. Jay
                                                ------------------------------

                                          Name:       Dr. Jeffrey R. Jay
                                                ------------------------------

                                          Its:  Senior Managing Member
                                                ------------------------------


                                          /s/ Dr. Jeffrey R. Jay
                                          ------------------------------------
                                          Dr. Jeffrey R. Jay, individually